Exhibit 12.1
CA, Inc.
STATEMENT OF RATIOS OF EARNINGS TO FIXED CHARGES
(in millions, except ratios)

	Fiscal Year					Three Months Ended
	2009	2010	2011	2012	2013	June 30, 2013
Earnings available for fixed charges:
Earnings from continuing operations before income taxes, minority interest and discontinued operations	$1,049	$1,152	$1,209	$1,354	$1,318	$217
Add: Fixed charges	191	156	121	123	107	24
Total earnings available for fixed charges	$1,240	$1,308	$1,330	$1,477	$1,425	$241
Fixed charges:
Interest expense(1)	$130	$102	$68	$64	$64	$16
Interest portion of rental expense	61	54	53	59	43	8
Total fixed charges	$191	$156	$121	$123	$107	$24
RATIOS OF EARNINGS TO FIXED CHARGES	6.49	8.38	10.99	12.01	13.32	10.04
Deficiency of earnings to fixed charges	n/a	n/a	n/a	n/a	n/a	n/a

(1)	Includes amortization of discount related to indebtedness